                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            ILLUMINET HOLDINGS, INC.
                -----------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                -----------------------------------------------
                         (Title of Class of Securities)

                                    452334105
                -----------------------------------------------
                                 (CUSIP Number)

                      JAMES M. ULAM, SENIOR VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                                 VERISIGN, INC.
                            487 EAST MIDDLEFIELD ROAD
                         MOUNTAIN VIEW, CALIFORNIA 94043

                                 (650) 961-7500
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                             JEFFREY R. VETTER, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

                               SEPTEMBER 23, 2001
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------

CUSIP No. 452334105
------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           VeriSign, Inc.                                                         I.R.S. ID No.: 94-3221585
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  |_|
           Not Applicable                                                                               (b)  |_|

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |_|
           Not Applicable

---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware

---------------------------- -------- ------------------------------------------------------------------------------
                                7     SOLE VOTING POWER


                                      6,499,649 (1)
            NUMBER           -------- ------------------------------------------------------------------------------
              OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY
            OWNED                     1,697,655 (2)
              BY             -------- ------------------------------------------------------------------------------
             EACH               9     SOLE DISPOSITIVE POWER
          REPORTING
            PERSON
             WITH                     6,499,649 (1)
                             -------- ------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER


                                      Not Applicable
---------- ---------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,197,304 (1)(2)
---------- ---------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             |_|


---------- ---------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.3% (3)
---------- ---------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------------------------------------------

(1) In the event the Option (discussed in Item 3 and 4 below) becomes exercisable and is exercised in full, VeriSign will have sole voting power with respect to that number of shares equal to 19.9% of the number of shares of the then outstanding shares of common stock of Illuminet, which based upon the 32,661,554 shares of Illuminet common stock outstanding as of September 20, 2001, as represented by Illuminet in the Merger Agreement (defined in Item 4, below), currently equals 6,499,649 shares of Illuminet common stock. Prior to the exercise of the Option, VeriSign is not entitled to any rights as a stockholder of Illuminet as to the shares of Illuminet common stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. VeriSign expressly disclaims beneficial ownership of any of the shares of Illuminet common stock which are purchasable by VeriSign upon exercise of the Option until such time as VeriSign purchases any such shares of Illuminet common stock upon any such exercise.

(2) Represents shares of Illuminet common stock subject to Voting Agreements (defined in Item 4, below) between VeriSign and certain officers and directors of Illuminet who are stockholders of Illuminet. Includes shares issuable upon exercise of options exercisable within 60 days of September 23, 2001. VeriSign expressly disclaims beneficial ownership of any of the shares of Illuminet common stock covered by the Voting Agreements. Based on 32,661,554 shares of Illuminet common stock outstanding as of September 20, 2001, as represented by Illuminet in the Merger Agreement, the shares governed by the Voting Agreements would represent approximately 5.0% of the shares of outstanding Illuminet common stock.

(3) Calculated assuming the issuance by the Issuer of 6,499,649 shares of common stock of the Issuer upon exercise of the Option as described herein.

Item 1.  Security and Issuer.

     This statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D (this "Statement"), originally filed on October 3, 2001, with respect to the common stock of Illuminet Holdings, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Illuminet"). The principal executive offices of Illuminet are located at 4501 Intelco Loop, Lacey, Washington, 98503.

     This Amendment No. 1 is being filed to reflect the execution of a Voting Agreement by Roger Moore.

Item 2.  Identity and Background.

     (a) The name of the corporation filing this statement is VeriSign, Inc., a Delaware corporation ("VeriSign").

     (b) The address of VeriSign's principal business is 487 East Middlefield Road, Mountain View, California 94043.

     (c) VeriSign provides Internet trust services and digital certificate solutions for websites, enterprises and individuals to conduct trusted and secure electronic commerce and communications over Internet protocol-based networks. The address of VeriSign's principal business is 487 East Middlefield Road, Mountain View, California 94043.

     (d) Neither VeriSign, nor to VeriSign's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to
Item 2(d).

     (e) Neither VeriSign, nor to VeriSign's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to
Item 2(e).

     (f) To VeriSign's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

     Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriSign as of the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration.

     As an inducement for VeriSign to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Illuminet, entered into Voting Agreements (See Item 4). VeriSign did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. In addition, the Stockholders granted VeriSign an irrevocable proxy.

     As an inducement for VeriSign to enter into the Merger Agreement, VeriSign and Illuminet entered into the Stock Option Agreement (the "Stock Option Agreement"), under which Illuminet granted VeriSign an irrevocable option to acquire, under specified conditions, up to the number of shares of Illuminet common stock equal to 19.9% of the number of shares (the "Option Shares") of Illuminet common stock issued and outstanding as of the date of exercise (the "Option"), at an exercise price of $35.62 per share, subject to adjustment in the event of changes in the capitalization of Illuminet. The amount of profit that VeriSign may realize under the option is subject to a profit cap of $65,000,000. The Option will become exercisable by VeriSign, in whole or in part, at any time and from time to time, upon the occurrence of an "Exercise Event" as specified in Section 2 of the Stock Option Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Option Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreements and the Option Agreement respectively, included as Exhibits 1, 2 and 3 respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

     (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of September 23, 2001 (the "Merger Agreement"), among VeriSign, Illinois Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of VeriSign ("Merger Sub"), and Illuminet, and subject to the conditions set forth therein (including approval by stockholders of VeriSign and Illuminet), Merger Sub will merge with and into Illuminet and Illuminet will become a wholly-owned subsidiary of VeriSign (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Illuminet with Illuminet remaining as the surviving corporation (the "Surviving Corporation").

     As a result of the Merger, each outstanding share of Illuminet common stock, other than shares owned by Merger Sub, VeriSign or any wholly-owned subsidiary of VeriSign, will be converted into the right to receive 0.93 shares (the "Exchange Ratio") of VeriSign common stock, and each outstanding option to purchase Illuminet common stock will be exchanged for an option to purchase shares of VeriSign common stock according to the Exchange Ratio.

     The Stockholders have, by executing Voting Agreements (the "Voting Agreements"), agreed to vote such portion of the 1,697,655 shares of Illuminet common stock (the "Shares") beneficially owned by them as described below.

     Pursuant to the Voting Agreements, the Stockholders have agreed, at every Illuminet stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and
(ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Illuminet under the Merger Agreement or of the Stockholders under the Voting Agreements. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to

Article VII thereof. Together with the Voting Agreements, the Stockholders delivered irrevocable proxies to VeriSign granting it the right to vote its shares of Illuminet common stock in the manner similar to the obligations of the Stockholders under the Voting Agreements described above.

     The purpose of the transactions under the Voting Agreements is to enable VeriSign and Illuminet to consummate the transactions contemplated under the Merger Agreement.

     As stated above, the Option was granted to VeriSign in connection with the execution of the Merger Agreement. VeriSign entered into the Stock Option Agreement in order to help ensure the closing of the Merger Agreement. VeriSign currently anticipates that it will acquire all of the outstanding common stock of the Issuer upon consummation of the Merger.

     The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred as of the date hereof.

     VeriSign has the right to cause the Issuer to prepare and file a shelf registration statement under the Securities Act of 1933, as amended, in order to permit the sale by VeriSign of Option Shares purchased under the Option.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Illuminet shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of the Merger Sub except Article I of the Certificate of Incorporation shall read: "The name of the corporation is "Illuminet Holdings, Inc.", until thereafter amended. Upon consummation of the Merger, the Bylaws of Illuminet shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the Illuminet common stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, VeriSign currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although VeriSign reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) As a result of the Voting Agreements and the issuance of the Option, VeriSign may be deemed to be the beneficial owner of 8,197,304 shares of Illuminet common stock. Such Illuminet common stock constitutes approximately 20.3% of the issued and outstanding shares of Illuminet common stock based on the number of shares of Illuminet common stock outstanding as of September 20, 2001 (as represented by Illuminet in the Merger Agreement discussed in Items 3 and 4). If the Option becomes exercisable and if all of the Option Shares were acquired, VeriSign would have sole voting and dispositive power with respect to the Option Shares. Schedule B to this Statement sets forth the name and number of shares of Illuminet common stock beneficially owned by each Illuminet stockholder who is subject to a Voting Agreement. VeriSign may be deemed to have the shared power to vote the Shares under the Voting Agreements as described above.

     VeriSign (i) is not entitled to any rights as a stockholder of Illuminet as to the Shares and (ii) disclaims any beneficial ownership of the shares of Illuminet common stock which are covered by the Voting Agreements.

     Nothing herein shall be deemed to be an admission by VeriSign as to the beneficial ownership of any Shares, and, prior to exercise of the Option, VeriSign disclaims beneficial ownership of all Option Shares.

     To VeriSign's knowledge, no shares of Illuminet common stock are beneficially owned by any of the persons named in Schedule A to this Statement.

     (c) To the knowledge of VeriSign, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of VeriSign, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Illuminet.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, and the Stock Option Agreement, to the knowledge of VeriSign, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Illuminet, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     1. Agreement and Plan of Merger, dated September 23, 2001 by and among VeriSign, Merger Sub and Illuminet, incorporated herein by reference to Schedule 13D filed by the Reporting Person on October 3, 2001.

     2. Form of Voting Agreement, dated September 23, 2001, between VeriSign and certain stockholders of Illuminet, incorporated herein by reference to Schedule 13D filed by the Reporting Person on October 3, 2001.

     3. Stock Option Agreement, dated September 23, 2001, between VeriSign and Illuminet, incorporated herein by reference to Schedule 13D filed by the Reporting Person on October 3, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2001

VERISIGN, INC.


By:   /s/ James M. Ulam
    -----------------------------------------

James M. Ulam
Senior Vice President,
General Counsel and Secretary

                                   Schedule A

               DIRECTORS AND EXECUTIVE OFFICERS OF VERISIGN, INC.
               --------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of VeriSign. Except as indicated below, the business address of each such person is 487 East Middlefield Road, Mountain View, CA 94043.

                               BOARD OF DIRECTORS
                               ------------------

Name and Business Address                 Present Principal Occupation
-------------------------                 ----------------------------

D. James Bidzos                           Vice Chairman of the Board of
c/o RSA Security Inc.                     Directors, RSA Security, Inc.
36 Crosby Drive
Bedford, MA  01730

Stratton D. Sclavos                       President and Chief Executive Officer
                                          and Director, VeriSign, Inc.

William Chenevich                         Vice Chairman of the Board,
US Bancorp                                First Star Corporation
777 E. Wisconsin
Milwaukee, WI  53202

Kevin R. Compton                          General Partner,
Kleiner Perkins Caufield & Byers          Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA  94025

David J. Cowan                            General Partner,
Bessemer Venture Partners                 Bessemer Venture Partners
535 Middlefield Road
Menlo Park, CA  94025

Scott G. Kriens                           Chairman, President and
Juniper Networks, Inc.                    Chief Executive Officer
1194 N. Mathilda Avenue                   Juniper Networks, Inc.
Sunnyvale, CA  94089

Greg L. Reyes                             Chairman and Chief Executive Officer
Brocade Communications, Inc.              Brocade Communications, Inc.
1745 Technology Drive
San Jose, CA  95110

Timothy Tomlinson                         Partner,
Tomlinson Zisko Morosoli & Maser LLP      Tomlinson Zisko Morosoli & Maser LLP
200 Page Mill Road, 2nd Floor
Palo Alto, CA  94306

                         EXECUTIVE OFFICERS OF VERISIGN
                         ------------------------------

Name                                      Title
----                                      -----

Stratton D. Sclavos                       President and Chief Executive Officer
                                          and Director

Dana L. Evan                              Executive Vice President of Finance
                                          and Administration and
                                          Chief Financial Officer

William P. Fasig                          Senior Vice President of
                                          Corporate Marketing Services

Quentin P. Gallivan                       Executive Vice President of Worldwide
                                          Sales And Services

Herbert R. Hribar                         Executive Vice President, General
                                          Manager of VeriSign Global
                                          Registry Services

Robert J. Korzeniewski                    Executive Vice President of Corporate
                                          and Business Development

W.G. Champion Mitchell                    Executive Vice President and
                                          General Manager, Mass Markets Division

Anil H. P. Pereira                        Senior Vice President and Group
                                          General Manger, Enterprise and Service
                                          Provider Division

James M. Ulam                             Senior Vice President, General Counsel
                                          and Secretary

                                   SCHEDULE B

                        Illuminet Stockholders Subject to
               Company Voting Agreements and Irrevocable Proxies


                 Stockholder                    Shares Beneficially Owned
                 -----------                    -------------------------
    Theodore Berns (1)                                    62,484
    Jack Blumenstein (2)                                   3,375
    Terry Kremian (3)                                    130,380
    Richard Lumpkin (4)                                  450,117
    Roger Moore (5)                                      900,907
    David Nicol (6)                                      111,014
    James Strand (7)                                      37,523
    Greg Wilkinson (8)                                     1,855

(1) Includes 51,016 shares issuable under options exercisable within 60 days after September 23, 2001.

(2) Includes 2,175 shares issuable under options exercisable within 60 days after September 23, 2001.

(3) Includes 127,250 shares issuable under options exercisable within 60 days after September 23, 2001.

(4) As a voting member of SKL Investment Group, LLC, Mr. Lumpkin may be deemed the beneficial owner of 437,584 shares of Common Stock owned by SKL. The figures in the table for Mr. Lumpkin also include 12,533 shares issuable under options exercisable within 60 days after September 23, 2001.

(5) Includes 900,000 shares issuable under options exercisable within 60 days after September 23, 2001.

(6) Includes 104,000 shares issuable under options exercisable within 60 days after September 23, 2001.

(7) Includes 30,819 shares issuable under options exercisable within 60 days after September 23, 2001.

(8) Includes 1,655 shares issuable under options exercisable within 60 days after September 23, 2001. Does not include 51,544 shares issuable under options exercisable within 60 days of Septebmer 23, 2001, the rights of which have been assigned by Gregory J. Wilkinson, director, to TDSI Corporation.